EXHIBIT 1

SCHEDULE OF TRANSACTIONS EFFECTED DURING THE LAST 60 DAYS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Party Effecting Transaction	Transaction	Date	Quantity	Average Price
Hudson Executive Capital LP	BUY	5/4/2016	77,000	30.0222
Hudson Executive Capital LP	BUY	5/4/2016	50,000	30.2032
Hudson Executive Capital LP	BUY	5/4/2016	35,000	29.1994
Hudson Executive Capital LP	BUY	5/4/2016	25,000	31.1150